                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934
     For the fiscal year ended December 31, 1997

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from _____ to _____


Commission file number 0-20421



                         UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         -----------------------------
                           (Full title of the Plan)



                           TELE-COMMUNICATIONS, INC.
             ----------------------------------------------------
             (Issuer of the securities held pursuant to the Plan)



                               5619 DTC Parkway
                          Englewood, Colorado  80111
                  -------------------------------------------
                  (Address of its principal executive office)

REQUIRED INFORMATION
--------------------



     Financial Statements:                                      Page No.
     --------------------                                       --------

       Independent Auditors' Report                                  1

       Statements of Net Assets Available for Participant
        Benefits - December 31, 1997 and 1996                        2

       Statement of Changes in Net Assets Available for
        Participant Benefits - Year ended December 31, 1997          3

       Statement of Changes in Net Assets Available for
        Participant Benefits - Year ended December 31, 1996          4

       Statement of Changes in Net Assets Available for
        Participant Benefits - Year ended December 31, 1995          5

       Notes to Financial Statements -
        December 31, 1997, 1996 and 1995                             6

       Schedule 1 - Item 27a - Schedule of Assets Held for
        Investment Purposes - December 31, 1997                     12


     Exhibit -
     -------

       23-Consent of KPMG Peat Marwick LLP



SIGNATURE
---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             UNITED ARTISTS ENTERTAINMENT
                             EMPLOYEE STOCK OWNERSHIP PLAN
                                (Name of Plan)


Date: June 29, 1998          By /s/Gary K. Bracken
                             --------------------------------------------------
                             Gary K. Bracken
                                Plan Administrator
                                and Member of Plan Committee

                         Independent Auditors' Report
                         ----------------------------



The Plan Committee
United Artists Entertainment
 Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1997 and 1996, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participant benefits and the statements of changes in net assets available for participant benefits is presented for purposes of additional analysis rather than to present the net assets available for participant benefits and changes in net assets available for participant benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         KPMG Peat Marwick LLP


Denver, Colorado
June 17, 1998

                         UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                      Statements of Net Assets Available
                           for Participant Benefits

                           December 31, 1997 and 1996

                                                                             1997                 1996
                                                                           --------             --------
                                                                                amounts in thousands

Assets
------
Cash and cash equivalents                                                  $     48                  ---

Investments, at market value (note 2):
 Tele-Communications, Inc. ("TCI"):
   Series A TCI Group Common Stock (974,000 and 1,162,000 shares, with a cost of $10,281,000 and $12,268,000 at December 31, 1997 and 1996,
    respectively)                                                            27,206               15,178

   Series A Liberty Media Group Common Stock (601,000 and 661,000 shares,
    with a cost of $4,075,000 and $4,484,000 at December 31, 1997 and        14,525                8,393
    1996, respectively)

   Series A TCI Ventures Group Common Stock (163,000 shares with a cost
    of $860,000 at December 31, 1997)                                         2,305                  ---
                                                                            -------              -------
                                                                             44,036               23,571

 Investment in TCI Satellite Entertainment, Inc. ("TSAT") Series A Common
   Stock (78,000 and 119,000 shares, with a cost of $782,000 and
   $1,199,000 at December 31, 1997 and 1996, respectively)                      534                1,177


 Other (note 3)                                                                 781                1,014
                                                                            -------              -------
                                                                             45,399               25,762
                                                                            -------              -------

Liabilities
-----------

Due to broker for securities purchased
                                                                                ---                   56
                                                                            -------              -------

Net assets available for participant benefits, including $726,000 of
 benefits payable to participants at December 31, 1996 (note 6)             $45,399               25,706
                                                                            =======              =======

See accompanying notes to financial statements.

                         UNITED ARTISTS ENTERTAINMENT

                         EMPLOYEE STOCK OWNERSHIP PLAN

                 Statement of Changes in Net Assets Available
                           for Participant Benefits

                         Year ended December 31, 1997

                            (amounts in thousands)


Net investment income:
  Net unrealized appreciation of investments (note 4)          $ 22,635

  Realized gain on securities transactions                          107

  Interest income                                                    43
                                                               --------

    Total net investment income                                  22,785

Distributions to participants                                    (3,092)
                                                               --------

    Increase in net assets available for participant
      benefits                                                   19,693

    Net assets available for participant benefits:

      Beginning of year                                          25,706
                                                               --------

      End of year                                              $ 45,399
                                                               ========

See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits


                                                Year ended December 31, 1996
                                               -------------------------------
                                                            Income
                                                Stock    Accumulation
                                                Fund         Fund       Total
                                               -------   ------------  -------
                                                     amounts in thousands
Net investment income (loss):
  Net unrealized depreciation of
    investments (note 4)                       $(6,715)         --      (6,715)

  Realized gain on securities transactions         138          --         138

  Interest income                                   --          55          55
                                               -------      ------     -------

    Total net investment income (loss)          (6,577)         55      (6,522)
                                               -------      ------     -------

Distributions to participants                   (2,406)         --      (2,406)

Intrafund transfers                              1,028      (1,028)         --
                                               -------      ------     -------

    Decrease in net assets available
      for participant benefits                  (7,955)       (973)     (8,928)

    Net assets available for participant
      benefits:

        Beginning of year                       33,661         973      34,634
                                               -------      ------     -------

        End of year                            $25,706          --      25,706
                                               =======      ======     =======

See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN



                  Statement of Changes in Net Assets Available
                            for Participant Benefits


                                               Year ended December 31, 1995
                                               -----------------------------
                                                          Income
                                                Stock   Accumulation
                                                Fund       Fund       Total
                                               -------    -------    -------
                                                    amounts in thousands

Net investment income:
   Net unrealized appreciation of
     investments (note 4)                      $ 6,196         --      6,196

   Realized gain on securities transactions        111         --        111

   Interest income                                   2         95         97
                                               -------    -------    -------

     Total net investment income                 6,309         95      6,404
                                               -------    -------    -------

Proceeds received upon settlement of
  claim (note 5)                                    14         --         14

Distributions to participants                   (3,227)       (75)    (3,302)
                                               -------    -------    -------

     Increase in net assets available
       for participant benefits                  3,096         20      3,116

     Net assets available for participant
       benefits:

         Beginning of year                      30,565        953     31,518
                                               -------    -------    -------
         End of year                           $33,661        973     34,634
                                               =======    =======    =======

See accompanying notes to financial statements.

                         UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996 and 1995



(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation
     ---------------------

     The accompanying financial statements of the United Artists Entertainment Employee Stock Ownership Plan (the "Plan") have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

     Trust Fund Managed by US Bank ("Trustee")
     -----------------------------------------

     The Trustee manages a trust fund on behalf of the Plan and has been granted discretionary authority concerning purchases and sales of investments. Beginning December 2, 1991, the Trustee could invest up to 100% of the assets of the Stock Fund (as defined in note 2) in TCI's common stock or make other investments as defined by the Plan.

     Cash and Cash Equivalents
     -------------------------

     The Plan considers investments with initial maturities of three months or less to be cash equivalents, which are recorded at cost which approximates fair value.

     Investments
     -----------

     Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for the Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("TCI Group Series A Stock"), the Tele Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Liberty Media Group Series A Stock"), the Tele Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("TCI Ventures Group Series A Stock") and the TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("TSAT Series A Stock") were $27.93, $24.17, $14.14 and $6.85 per share, respectively, at December 31, 1997. The value used for the TCI Group Series A Stock, the Liberty Media Group Series A Stock and the TSAT Series A Stock were $13.06, $12.70 and $9.89 per share, respectively, at December 31, 1996. The foregoing prices are the closing market prices of the common stock on those dates. Securities transactions are accounted for on the trade date. Distributions are priced at current market value as of the last day of the calendar month in which the event requiring distribution occurs.

     Any appreciation (depreciation) and realized gains associated with the stock held by the Plan during 1997, 1996 and 1995 were calculated based on the weighted average cost basis of the shares on the applicable date. See note 2.

                                                                     (continued)

                         UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

     Income Taxes
     ------------

     The Internal Revenue Service has determined and informed the Plan by a letter dated November 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Plan Expenses
     -------------

     Administrative expenses of the Plan are paid by TCI. Accordingly, such expenses are not reflected in the accompanying financial statements.

(2)  Description of Plan
     -------------------

     On December 2, 1991, United Artists Entertainment Company ("UAE") and TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") consummated a merger (the "TCI/UAE Merger") pursuant to which UAE became a wholly-owned subsidiary of Old TCI. Under the TCI/UAE Merger agreement, outstanding shares of UAE's Class A and Class B common stock, including such shares of stock held by the Plan, were converted into Old TCI Class A common stock on the basis of 1.02 Old TCI Class A shares for each share of either class of UAE's common stock. Employees of UAE became employees of Old TCI and, as such, are entitled to participate in Old TCI's benefit plan, if eligible. The Plan became "inactive" as of the date of the TCI/UAE Merger and all participants automatically became fully vested in all employer contributions. Participant contributions were always fully vested. In conjunction with the TCI/UAE Merger, the cost basis for each share of stock then held by the Plan was adjusted to reflect the merger conversion ratio of 1.02. Such adjustment effectively created a new cost basis for the Old TCI Class A common stock of $15.26 per share.

                                                                     (continued)

                         UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


     As of January 27, 1994, Old TCI and Liberty Media Corporation ("Liberty") entered into a definitive agreement to combine the two companies (the "TCI/Liberty Merger"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Merger, Old TCI changed its name to TCI Communications, Inc. and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc. Old TCI shareholders received one share of TCI for each of their shares. Liberty common shareholders received 0.975 of a share of TCI for each of their common shares. Each share of Old TCI Class A common stock held by the Plan was converted into one share of TCI Class A common stock.

     On August 3, 1995, the stockholders of TCI authorized the Board of Directors of TCI (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to the Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. As a result of the Distribution, 494,396 shares of Liberty Media Group Series A Stock were distributed to the Plan during 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A and B common stock into TCI Group Series A Stock and Tele-Communications, Inc. Series B TCI Group common stock, par value $1.00 per share ("TCI Group Series B Stock" and together with the TCI Group Series A Stock, "TCI Group Stock"), respectively.

     On December 4, 1996, all of the capital stock of TSAT ("TSAT Common Stock") was distributed to holders of record of TCI Group Stock as of the close of business on November 12, 1996 (the "Record Date"). Stockholders of record of TCI Group Stock on the Record Date received one share of TSAT Common Stock for each ten shares of TCI Group Stock owned of record at the close of business on the Record Date (the "TSAT Distribution"). Fractional shares were not issued. Fractions of one-half or greater of a share were rounded up and fractions of less than one-half of a share were rounded down to the nearest whole number of shares of TSAT Common Stock. As a result of the TSAT Distribution, 1,273,108 shares of TSAT Series A Stock were distributed to the Plan during 1996.

                                                                     (continued)

                         UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements



     On August 28, 1997, the stockholders of TCI authorized the Board to issue the TCI Ventures Group Series A Stock and Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "TCI Ventures Group Series B Stock," and together with TCI Ventures Group Series A Stock, the "TCI Ventures Group Stock"). The TCI Ventures Group Stock is intended to reflect the separate performance of the "TCI Ventures Group," which is comprised of TCI's principal international assets and businesses and substantially all of TCI's non-cable and non-programming assets.

     In August 1997, TCI commenced offers (the "Exchange Offers") to exchange shares of TCI Ventures Group Series A Stock and TCI Ventures Group Series B Stock for up to 188,661,300 shares of TCI Group Series A Stock and up to 16,266,400 shares of TCI Group Series B Stock, respectively. The exchange ratio for the Exchange Offers was two shares of the applicable series of TCI Ventures Group Stock for each share of the corresponding series of TCI Group Stock properly tendered up to the indicated maximum numbers. Upon the September 10, 1997 consummation of the Exchange Offers, 188,661,300 shares of TCI Group Series A Stock and 16,266,400 shares of TCI Group Series B Stock were exchanged for 377,322,600 shares of TCI Ventures Group Series A Stock and 32,532,800 shares of TCI Ventures Group Series B Stock.

     Effective February 6, 1998, TCI issued stock dividends to holders of Liberty Group Stock (the "1998 Liberty Stock Dividend") and TCI Ventures Group Stock (the "Ventures Stock Dividend".) The 1998 Liberty Stock Dividend consisted of one share of Liberty Group Stock for every two shares of Liberty Group Stock owned. The Ventures Stock Dividend consisted of one share of TCI Ventures Group Stock for every one share of TCI Ventures Group Stock owned. The 1998 Liberty Stock Dividend and the Ventures Stock Dividend have been treated as stock splits, and accordingly, all share and per share amounts have been retroactively restated to reflect the 1998 Liberty Stock Dividend and the Ventures Stock Dividend.

     In 1998, TSAT was a party to a restructuring agreement, asset transfer agreement, merger agreement and other agreements resulting in the formation of a new, independent corporation. Subsequent to these transactions, the Plan continues to hold shares of TSAT Series A Stock for investment but no longer purchases new shares of TSAT Series A Stock.

     In conjunction with the Distribution, the TSAT Distribution, the Liberty Group Stock Dividend, the 1998 Liberty Stock Dividend and the Ventures Stock Dividend, the weighted average cost basis of the Plan's shares of TCI Group Series A Stock, Liberty Media Group Series A Stock, TCI Ventures Group Series A Stock and TSAT Series A Stock was adjusted.

     Until the plan became inactive, the participants had the choice to invest their contributions in either the common stock of TCI ("Stock Fund") or an "Income Accumulation Fund". Lump-sum payments received by participants from other qualified plans could also be deposited into the Plan as "rollover contributions". At December 31, 1997, approximately 2,000 participants had balances remaining in the plan.

                                                                     (continued)

                         UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

     There were no contributions or forfeitures (due to a participant's termination prior to full vesting) during 1997, 1996 and 1995 as the Plan was inactive. Vested benefits become distributable if a participant dies, suffers total disability, retires, or terminates employment for any other reason. Benefits are generally payable in a single lump sum equal to the participant's vested benefits or, upon participant termination, in not more than five annual installments if the participant's vested benefits exceed $3,500. Benefits are paid in cash or shares of TCI common stock at the participant's or beneficiary's (as applicable) election.

     The "Plan Committee" is responsible for the management and operation of the Plan. The Plan provides for "hardship withdrawals" by participants under certain circumstances, subject to approval by the Plan Committee.

(3)  Other Investment
     ----------------

     The investment contract held is fully benefit responsive and as such is valued at contract value. Contract value represents prior year's balance plus earnings, less participant withdrawals. The Plan's other investment (at contract value) at December 31 is shown below:

                                              1997         1996
     Description                             ------       -------
     -----------                             amounts in thousands

     Prudential Insurance
       Company of America
       Retirement Annuity                     $781         1,014
                                              ====         =====

     The contract value of the above investment approximates its fair value at December 31, 1997 and 1996.

(4)  Change in Unrealized Appreciation (Depreciation)
     ------------------------------------------------

     Unrealized appreciation (depreciation) of investments held for the years ended December 31, 1997, 1996 and 1995, is calculated as follows:

                                         1997         1996         1995
                                        ------       ------       ------
                                              amounts in thousands

     End of year                       $28,572        6,801       14,189
     Change in unrealized
       appreciation of distributions       864          673        1,118
     Less beginning of year             (6,801)     (14,189)      (9,111)
                                       -------      -------       ------
     Net unrealized appreciation
       (depreciation) of investments   $22,635       (6,715)       6,196
                                       =======      =======       ======

                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN


                         Notes to Financial Statements



(5)  Proceeds Received Upon Settlement of Claim
     ------------------------------------------

     During 1995, the Plan received proceeds related to the settlement of a claim by former employees of United Artists Theatre Circuit ("UATC") which Old TCI acquired in the TCI/UAE Merger and subsequently sold in May 1992. Such employees claimed they did not receive the proper stock valuation price at the time of the UATC sale in 1992. TCI and UATC settled the claim and contributed a total of $14,000 to the Plan during the year ended December 31, 1995 for the benefit of the former employees. Such contributions were distributed to the former employees in the year in which they were contributed to the Plan.

(6)  Reconciliation to Form 5500
     ---------------------------

     The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1997 and 1996 (amounts in thousands):


          Net Assets Available for Participant Benefits -
            financial statements - December 31, 1997               $ 45,399

          Benefits payable to participants                               --
                                                                   --------

          Net Assets Available for Participant Benefits -
            Form 5500 - December 31, 1997                          $ 45,399
                                                                   ========

          Net Assets Available for Participant Benefits -
            financial statements - December 31, 1996               $ 25,706

          Benefits payable to participants                             (726)
                                                                   --------

          Net Assets Available for Participant Benefits -
            Form 5500 - December 31, 1996                          $ 24,980
                                                                   ========

     The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1997 (amounts in thousands):

          Distributions to participants - financial
            statements                                             $  3,092

          Reversal of prior year benefits payable to
            participants                                               (726)
                                                                   --------

          Distributions to participants - Form 5500                $  2,366
                                                                   ========

                                                                      Schedule 1
                                                                      ----------

                         UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                            (amounts in thousands)

 (a)*              (b)                        (c)                 (d)          (e)
                                   Description of investment                 Current
            Identity of issuer        including par value         Cost        value
-------  ---------------------     -------------------------    --------     --------
         Tele-Communications,      Series A TCI Group
         Inc.                      Common Stock, par value
                                   $1.00 per share               $10,281      27,206

         Tele-Communications,      Series A Liberty Media
         Inc.                      Group Common Stock,
                                   par value $1.00 per share     $ 4,075      14,525

         Tele-Communications,      Series A TCI Ventures
         Inc.                      Group Common Stock,
                                   par value $1.00 per share     $   860       2,305

         TCI Satellite             Series A TSAT Common Stock,
         Entertainment, Inc.       par value $1.00 per share     $   782         534

         Prudential Insurance      Retirement annuity
         Company of America        contract                      $   781         781

*None of the issuers represent parties in interest to the Plan.

See accompanying independent auditors' report.

                                 EXHIBIT INDEX
                                 -------------


Shown below is the exhibit which is filed as a part of this Report -

     23 - Consent of KPMG Peat Marwick LLP